UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ares Commercial Real Estate Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04013V108

(CUSIP Number)

Monica J. Shilling, P.C.

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, CA 90067-3206

(310) 552-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Antony P. Ressler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 829,966 (1)

	8.	Shared Voting Power 1,507,554 (2)

9.	Sole Dispositive Power 829,966 (1)

10.	Shared Dispositive Power 1,507,554 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,337,520 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 829,966 shares of Common Stock indirectly beneficially owned by the Reporting Person through Greek Associates, a California general partnership, of which the Reporting Person is the general partner.

(2) Includes 1,507,554 shares of Common Stock indirectly beneficially owned by the Reporting Person through the Ressler/Gertz Family Foundation of which the Reporting Person is a co-trustee and shares voting and dispositive power with his spouse and children.

Item 1. Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Antony P. Ressler on December 24, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed by Anthony P. Ressler on February 3, 2017 (“Amendment No. 1”), as amended by Amendment No. 2 to the Statement on Schedule 13D filed by Anthony P. Ressler on January 29, 2020 (“Amendment No. 2”, and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 3, the “Schedule 13D”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ares Commercial Real Estate Corporation (the “Issuer”), a Maryland corporation. The address of the principal executive offices of the Issuer is 245 Park Avenue, 42nd Floor, New York, New York 10167.

This Amendment No. 3 is being filed to report that, as a result of an increase in outstanding shares of Common Stock due to the Offering (as defined in Item 4 hereof), the Common Stock beneficially owned by the Reporting Person now represents 5.8% of the shares of Common Stock outstanding. The calculation of the percentages of shares of Common Stock set forth herein is based on an aggregate of 40,477,841 shares of Common Stock outstanding following consummation of the Offering, as described in the Issuer’s prospectus supplement dated March 15, 2021 and filed with the Securities and Exchange Commission on March 17, 2021 in accordance with the provisions of Rule 424(b)(5) of the Securities Act of 1933, as amended.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1. or Amendment No. 2. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2, as the case may be.

Item 4. Purpose of Transaction

On March 18, 2021, the Issuer filed a Current Report on Form 8-K announcing that, on March 18, 2021, it closed the sale of an aggregate of 7,000,000 shares of Common Stock (not including 1,050,000 shares which may be issued and sold to the underwriters upon the exercise of the underwriters’ option to purchase additional shares) to a syndicate of underwriters in a firm commitment underwritten offering (the “Offering”). The Reporting Person did not purchase any shares of Common Stock in the Offering.

The Reporting Person considers the shares of Common Stock that he beneficially owns as an investment made in the ordinary course of his respective business. The Reporting Person reviews on a continuing basis his investment in the Issuer. Based on such review, the Reporting Person, from time to time, may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Person may exercise any and all of his rights in a manner consistent with his direct and indirect equity interests, contractual rights and restrictions and other duties, if any. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act. In addition, from time to time the Reporting Person and his representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a) See items 11 and 13 of the cover page to this Amendment No. 3 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person. The percentage amounts are based on 40,477,841 shares of Common Stock outstanding following consummation of the Offering, as described in the Issuer’s prospectus supplement dated March 15, 2021 and filed with the Securities and Exchange Commission on March 17, 2021 in accordance with the provisions of Rule 424(b)(5) of the Securities Act of 1933, as amended.

(b) See items 7 through 10 of the cover page to this Amendment No. 3 for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Person has not effected any transaction related to the Common Stock during the past 60 days.

(d) Other than the entities listed in footnotes 1 and 2 to the cover page to this Amendment No. 3 with respect to the shares of Common Stock held directly by them, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2021

/s/ Antony P. Ressler
	By:	Antony P. Ressler

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